                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  ------------

                                    FORM 11-K

                                  Annual Report

                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934

(Mark One):

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

      For the fiscal year ended December 31, 2003

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

      For the transition period from                     to
                                     -------------------    --------------------


                         Commission file number 33-63817

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Apache Corporation 401(k) Savings Plan
                  2000 Post Oak Boulevard, Suite 100
                  Houston, Texas 77056-4400


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Apache Corporation
                  2000 Post Oak Boulevard, Suite 100
                  Houston, Texas 77056-4400

  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

  Apache Corporation 401(k) Savings Plan
  December 31, 2003 and 2002 and year ended December 31, 2003

                     Apache Corporation 401(k) Savings Plan

                 Financial Statements and Supplemental Schedule

           December 31, 2003 and 2002 and year ended December 31, 2003


                                    CONTENTS
Report of Independent Registered Public Accounting Firm................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits........................    2
Statement of Changes in Net Assets Available for
  Benefits ............................................................    3
Notes to Financial Statements..........................................    4

Supplemental Schedule

Apache Corporation 401(k) Savings Plan
Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year).......    8

             Report of Independent Registered Public Accounting Firm

Retirement Plan Advisory Committee
Apache Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Apache Corporation 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   /s/ Ernst & Young LLP
Houston, Texas
June 18, 2004

                     Apache Corporation 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits


                                                   DECEMBER 31
                                               2003           2002
                                           -------------  -------------
ASSETS
Receivables:
  Securities sold                          $      75,546  $          -
Investments                                  168,781,076    127,348,334
                                           -------------  -------------
Total assets                                 168,856,622    127,348,334


LIABILITIES
Accrued expenses                                       -         20,040
                                           -------------  -------------
Net assets available for benefits          $ 168,856,622  $ 127,328,294
                                           =============  =============


See accompanying notes.

                     Apache Corporation 401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003


Additions:
  Participant contributions                                $  7,279,411
  Employer contributions                                      5,273,361
  Rollover contributions                                        963,073
  Investment income                                           2,534,481
  Net appreciation in fair value of investments              37,857,884
                                                           ------------
Total additions                                              53,908,210

Deductions:
  Administrative fees                                            88,755
  Benefits paid to participants                              12,291,127
                                                           ------------
Total deductions                                             12,379,882
                                                           ------------

Net increase                                                 41,528,328

Net assets available for benefits at:

   Beginning of year                                        127,328,294
                                                           ------------
   End of year                                             $168,856,622
                                                           ============


See accompanying notes.

                     Apache Corporation 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 2003

1. DESCRIPTION OF PLAN

The following brief description of the Apache Corporation 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information, a copy of which is available from Apache Corporation (the "Company").

The Plan is a defined contribution plan established on January 1, 1989, open to all eligible employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Participants may contribute up to 25% of their eligible compensation. The Company makes a basic contribution equal to 100% of the first 6% of each participant's contributions. Participants direct the investment of all contributions to their accounts into various fund options offered by the Plan. Only participant contributions are eligible to be invested in the self directed brokerage account.

VESTING

Participants are immediately 100% vested in their contributions and all related earnings. Vesting in the employer contribution portion of their accounts and related earnings is based on years of credited service. A participant becomes 20% vested after the completion of one year of service and continues to vest 20% per year becoming fully vested after the completion of five years of credited service. Forfeitures of unvested accounts may be used to reduce future employer contributions to the Plan or pay the administrative expenses of the Plan.

PARTICIPANT LOANS

Participants may borrow from their own contributions a minimum of $500, up to the lesser of $50,000 less the participant's highest outstanding loan balance during the preceding 12 months or 50% of their vested account balance. Loans are charged at a rate of interest equal to the current prime lending rate plus 1%. Loans must generally be repaid through payroll deductions within four years.

                     Apache Corporation 401(k) Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

BENEFIT PAYMENTS

Participants are eligible to receive lump-sum benefits equal to the vested value of their account upon retirement, disability, death, or termination of employment.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

ADMINISTRATIVE EXPENSES

Certain administrative expenses of the Plan are paid by the Company.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Fidelity Management Trust Company serves as the Plan's trustee and holds all investments of the Plan, except for the self-directed brokerage account which is held by Fidelity Brokerage Services. Investments in mutual funds and common stock are stated at fair value based on quotations obtained from national securities exchanges. The

                     Apache Corporation 401(k) Savings Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

investment in the common collective trust fund is stated at fair value as determined by the issuer, based on the quoted market value of the underlying investments. The money market fund and participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                         DECEMBER 31
                                                     2003           2002
                                                 -----------    -----------
Apache Corporation common stock                  $71,092,288    $55,579,646
Fidelity Blue Chip Growth Fund                     9,609,072      6,387,757
Fidelity Magellan Fund                            20,214,961     16,303,454
Fidelity Intermediate Bond Fund                    7,377,236      6,462,634
Fidelity Managed Income Portfolio                 14,072,304     11,667,123
Fidelity Retirement Money Market Portfolio         8,591,870      8,493,343
Fidelity Equity Income Fund                        9,547,067      7,118,043
Fidelity Low-Priced Stock Fund                     8,989,694      4,768,585

                     Apache Corporation 401(k) Savings Plan

3. INVESTMENTS (CONTINUED)

During 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                YEAR ENDED
                                                               DECEMBER 31
                                                                   2003
                                                               -----------
Mutual funds                                                   $12,524,942
Common stocks                                                   25,332,942
                                                               -----------
                                                               $37,857,884
                                                               ===========

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated July 22, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

                              Supplemental Schedule

                     Apache Corporation 401(k) Savings Plan

        Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)

                             EIN: 41-0747868 PN: 002

                                December 31, 2003

    IDENTITY OF ISSUE,
        BORROWER,
 LESSOR, OR SIMILAR PARTY       DESCRIPTION OF INVESTMENT        CURRENT VALUE
--------------------------    ------------------------------     -------------
* Apache Corporation          876,600 shares of common stock      $ 71,092,288
* Fidelity Investments        Fidelity Puritan Fund                  3,377,300
* Fidelity Investments        Fidelity Equity Income Fund            9,547,067
* Fidelity Investments        Fidelity Intermediate Bond
                                Fund                                 7,377,236
* Fidelity Investments        Fidelity Blue Chip Growth Fund         9,609,072
* Fidelity Investments        Fidelity Magellan Fund                20,214,961
* Fidelity Investments        Fidelity Growth Company Fund           3,873,709
* Fidelity Investments        Fidelity Retirement Money
                                Market Portfolio                     8,591,870
  Morgan Stanley              Morgan Stanley Institutional
                                Fund, Inc. - Intermediate
                                Equity Portfolio                     2,437,669
* Fidelity Investments        Fidelity Managed Income
                                Portfolio                           14,072,304
* Fidelity Investments        Spartan U. S. Equity Index
                                Fund                                 3,213,078
* Fidelity Investments        Fidelity Low-Priced Stock Fund         8,989,694
* Fidelity Investments        Ariel Appreciation                     1,309,587
* Fidelity Investments        FID Freedom Income                        34,449
* Fidelity Investments        FID Freedom 2000                           3,293
* Fidelity Investments        FID Freedom 2010                         893,081
* Fidelity Investments        FID Freedom 2020                         761,946
* Fidelity Investments        FID Freedom 2030                         127,953
* Fidelity Investments        FID Freedom 2040                          77,143
  Brokerage link              Self-directed brokerage
                                account                              1,133,526
* Participant loans          Varying maturity dates and
                                interest rates ranging from
                                5.00% to 10.50%                      2,043,850
                                                                  ============
                                                                  $168,781,076
                                                                  ============

* Party-in-interest

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Apache Corporation
                                       401(k) Savings Plan
                                       (Name of Plan)



Date:   June 28, 2004                     /s/ Jeffrey M. Bender
                                       ----------------------------------
                                       Jeffrey M. Bender, Chairman
                                       Retirement Plan Advisory Committee

                                INDEX TO EXHIBITS

Exhibit No.       Description
-----------       -----------
23.1              Consent of Ernst & Young LLP